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                             December 13, 2023

       Brian S. John
       Chief Executive Officer
       Safety Shot, Inc.
       1061 E. Indiantown Rd., Ste. 110
       Jupiter, FL 33477

                                                        Re: Safety Shot, Inc.
                                                            Post-Effective
Amendment No. 2 on Form S-1
                                                            Filed November 30,
2023
                                                            File No. 333-258005

       Dear Brian S. John:

              We have conducted a limited review of the post-effective amendment to your registration statement and have the following comments.

              Please respond to this letter by filing a post-effective amendment and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

                After reviewing any amendment and the information you provide in response to this letter, we may have additional comments.

       Post-Effective Amendment No. 2 to Form S-1

       Management's Discussion And Analysis Of Financial Condition And Results Of Operations,
       page 30

   1. We note the risk factor disclosure on page 23 that "[your] ability to meet [your] capital needs may be harmed by
the loss of revenue from SRM" and that your accountant has
                                                        expressed doubt about
your ability to continue as a going concern. Please revise your disclosure to include a
discussion of your liquidity and capital resources for the years ended December 31, 2022
and 2021, and for the nine months ended September 30, 2023
                                                        and 2022, as required
under Item 303(b)(1) of Regulation S-K.
       Our Business, page 41

   2. We note that you have not included any disclosure on legal proceedings. We also note that
                                                        Note 14 to the
financial statements for the nine months ended September 30, 2023, includes disclosure
regarding recent developments to your legal proceedings. Please
 Brian S. John
FirstName
Safety Shot,LastNameBrian  S. John
             Inc.
Comapany13,
December    NameSafety
               2023    Shot, Inc.
December
Page 2     13, 2023 Page 2
FirstName LastName
         ensure that you disclose any material legal proceedings as required by
Item 103 of
         Regulation S-K.
Exhibits
Filing Fee Table, page 69

3. We note that you have included a Filing Fee Table as exhibit 107 to the registration statement. The filing fee table states that you owe a net fee of $5,026.57. However, on page 68 of the registration statement, you disclose that you previously paid a registration fee of $4,568.91 and in your Explanatory Note, you state that all applicable registration fees were paid at the time of the original filing of the Registration Statement. Please advise and/or reconcile this discrepancy.
General

4. We note your disclosure of the risks related to the SRM spin-off beginning on page 22, including the risk that your "historical financial information is not necessarily representative of the results [you] have achieved as a business should the Spin-off have
         [not] occurred." In regard to your separation of SRM Entertainment, Inc. in August 2023, please tell us what consideration you gave as to whether this entity should be reported as discontinued operations pursuant to ASC 205-20-45. If financial statements after the date a component has been disposed are required in a registration statement, we remind you that retrospective reclassification of all prior periods to report the results of that component in discontinued operations in accordance with ASC 205-20 is required.
5. We note you acquired certain assets of GBB Drink Lab, which included the blood alcohol detox drink Safety Shot in August 2023. Please tell us what consideration you gave as to whether this represented an acquisition of a business pursuant to Rule 11-01(d) of
         Regulation S-X and correspondingly whether financial statements and pro forma information in accordance with Rules 8-04 and 8-05 of Regulation S-X should be provided.
6. We note your recent acquisitions and dispositions and the name change of your company to Safety Shot and emphasis on that product. Please revise the disclosure in your summary, business section and/or other relevant portions of the document to provide a full description of the development of your business for the period of time that is material to the understanding of the general development of your business. Please refer to Item 11(a)
         of Form S-1 and Item 101(h)(1)-(3) of Regulation S-K.
7. We note what appears to be a significant shift in the focus of your company and potential products, particularly since the acquisition of the Safety Shot product from GBB Drink
         Lab. Please substantially revise the relevant portions of the prospectus to provide more complete discussions of all of your material products and products under development. In doing so, please revise to address product development and scientific testing, including results of testing, safety and effectiveness reported on Form 8-K. We refer, for example,
 Brian S. John
Safety Shot, Inc.
December 13, 2023
Page 3
      statements in the Form 8-Ks filed on November 20, 2024, and November 24, 2023. Refer to Item 11(a) of Form S-1 and Item 101(h)(4) of Regulation S-K.
8. Please substantially revise the prospectus to disclose the government regulations that are material to your business and products, including those product candidates for which you plan to seek approval from the Food and Drug Administration (FDA), as noted on page 4.
      Where you make claims that your products are exempt from government regulations that may otherwise appear to apply, disclose the material basis of your claims of exemption.
      For example, we note disclosure in the Form 8-K filed on October 30, 2023, that Safety
      Shot is "a nutraceutical and does not require FDA approval" as well as the disclosure on page 1 of the Prospectus Summary, that describe Safety Shot as "an over-the-counter drink that can lower blood alcohol content to allow recovery from the effects of alcohol at a rate faster than would occur normally." In addition, please substantially revise to disclose and clarify the government regulations related to your CBD products. In your expanded disclosure of the relevant regulations, please clarify to which products the regulations relate. Refer to Item 11(a) of Form S-1 and Item 101(h)(4)(viii) and (ix) of
      Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date.

       Please contact Juan Grana at 202-551-6034 or Abby Adams at 202-551-6902 with any other questions.



                                                           Sincerely,

FirstName LastNameBrian S. John                            Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameSafety Shot, Inc.
                                                           Services
December 13, 2023 Page 3
cc:       Arthur S. Marcus, Esq.
FirstName LastName